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                             November 29, 2021

       Tin Lung David Leung
       President and Chief Executive Officer
       New Momentum Corp.
       150 Cecil Street, #08-01
       Singapore 069543

                                                        Re: New Momentum Corp.
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed October 8,
2021
                                                            File No. 333-257302

       Dear Mr. Leung:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 7, 2021 letter.

       Amendment No. 3 to Registration Statement on Form S-1 filed October 8,
2021

       Prospectus Summary, page 5

   1. Please provide a description of how cash is transferred through your organization and disclosure regarding
your intentions to distribute earnings or settle amounts owed, including those
earnings transferred under the Cooperation Agreement by Gagfare
                                                        Limited to JJ Explorer
Tours Limited, a Hong Kong corporation controlled by your chief executive officer, as
you discuss on page 33. State whether any transfers, dividends, or distributions have been
made to date, including the transfers to JJ Explorer Tours Limited.
 Tin Lung David Leung
FirstName LastNameTin
New Momentum    Corp. Lung David Leung
Comapany 29,
November  NameNew
              2021 Momentum Corp.
November
Page 2    29, 2021 Page 2
FirstName LastName
Permissions under Hong Kong Law and PRC Law, page 7

2. We note your disclosure that you "are currently not required to obtain permission from any of the PRC authorities to operate and issue [y]our common stock to foreign investors," as well as your disclosure that such determination is "subject to the uncertainty of different interpretation . . . ." To provide additional context to investors, please disclose
         the consequences to you and your investors if you do not receive or maintain any potential approvals required to offer securities to foreign investors. Please also discuss the consequences if you inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future. To the extent that you are required to obtain any approvals to offer securities to foreign investors and have not disclosed as such, please discuss such approvals and whether you have received them.
Risk Factors
Risks Related to Doing Business in the People's Republic of China, page 16

3. We note from the audit opinion that you have a Malaysia based auditor that is registered with the PCAOB and currently subject to PCAOB inspection. Please include a risk factor to disclose any material risks to the company and investors if it is later determined that the
         PCAOB is unable to inspect or investigate completely your auditor because of a position taken by an authority in a foreign jurisdiction. For example, disclose the risk that lack of inspection could cause trading in your securities to be prohibited under the Holding
         Foreign Companies Accountable Act and as a result an exchange may determine to delist your securities.
4. Please expand your risk factor disclosure to discuss that the United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted.
       You may contact Brian Fetterolf at 202-551-6613 or Dietrich King at 202-551-8071 if
you have any questions.



                                                                 Sincerely,

                                                                 Division of
Corporation Finance
                                                                 Office of
Trade & Services
cc:      Thomas E. Puzzo, Counsel